===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                            PREDICTIVE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                      n/a*
                      (CUSIP Number of Class of Securities)

                                Andrew Zimmerman
                             Chief Executive Officer
                            Predictive Systems, Inc.
                         19 West 44th Street, 9th Floor
                            New York, New York 10036
                                 (212) 659-3400

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                            Alexander D. Lynch, Esq.
                               Adam M. Dinow, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                         12 East 49th Street, 30th Floor
                            New York, New York 10017
                                 (212) 999-5800

                            CALCULATION OF FILING FEE
===============================================================================
            Transaction Valuation+                        Amount of Filing Fee
-------------------------------------------------------------------------------
 $694,313...............................................        $139.00
===============================================================================

  + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,626,701 shares of common stock of Predictive Systems, Inc. having an aggregate value of $694,313 as of September 17, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing Party: Not applicable.
                           Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 74036w102.

===============================================================================



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Item 1. Summary Term Sheet.

         The information set forth under "Offer Summary" in the Offer to Exchange Certain Outstanding Options for New Options dated September 19, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

         (a) The name of the issuer is Predictive Systems, Inc., a Delaware corporation ("Predictive" or the "Company"). The address of its principal executive offices is 19 West 44th Street, 9th Floor, New York, New York 10036. The telephone number at that address is (212) 659-3400.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options outstanding under the Synet Service Corporation 1996 Stock Option Plan, the Global Integrity Corporation 1998 Stock Incentive Plan and the Company's 1999 Stock Incentive Plan, as amended, previously referred to as the 1998 Stock Incentive Plan (the "1999 Stock Incentive Plan"), to purchase approximately 6,626,701 shares of the Company's Common Stock, par value $0.001 per share, for new options that will be granted under the 1999 Stock Incentive Plan, upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

         (a) The filing person is the issuer. The information set forth under
Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

         (a) The information set forth under Item 2(b) above is incorporated herein by reference. The information set forth in the Offer to Exchange under "Offer Summary," Section 2 ("Number of options; Expiration Date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences") and Section 18 ("Extension of offer; termination; amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

         (e) (1) The information set forth in the Offer to Exchange under
Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.


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         (2) The Company has entered into an Amended and Restated Registration
Rights Agreement, by and among the Company, Science Applications International Corporation, General Atlantic Partners 54, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 57, L.P., Cisco Systems, Inc., Ronald Pettengill, Robert Belau, Meyer, Duffy & Associates, L.P., Dulcinea Beheer B.V. and W. Van Haeren Holdings B.V. (the "Rights Stockholders"), dated December 14, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company has granted certain demand registration rights, piggy-back registration rights and Form S-3 registration rights with respect to certain shares of Common Stock of the Company held by the Rights Stockholders.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 19 ("Fees and expenses") is incorporated herein by reference.

         (b) Not applicable.

         (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a) The information set forth (i) in the Offer to Exchange under
Section 10 ("Information concerning Predictive"), Section 20 ("Additional information") and Section 21 ("Financial information"), (ii) on pages F-2 through F-26 of Predictive's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, which contains Predictive's financial statements and
(iii) on pages 1 through 6 of Predictive's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

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         (b) Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") and Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange Certain Outstanding Options for New Options dated September 19, 2002.

             (2) Election Form.

             (3) Election Form for Individuals Subject to Tax in the
                 Netherlands.

             (4) Memorandum from Chief Executive Officer to Employees dated
                 September 19, 2002.

             (5) Notice to Withdraw from the Offer.

             (6) Predictive Systems, Inc. Annual Report on Form 10-K for its
                 fiscal year ended December 31, 2001, as amended, filed with the Securities and Exchange Commission on March 28, 2002, and incorporated herein by reference.

             (7) Predictive Systems, Inc. Quarterly Report on Form 10-Q for the
                 quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

             (8) Press Release dated September 19, 2002.

         (b) Not applicable.

         (d) (1) Predictive Systems, Inc. 1999 Stock Incentive Plan, as amended (incorporated by reference to exhibit 10.1 of Registration Statement No. 333-84045 filed with the Securities and Exchange Commission on July 30, 1999).

             (2) Stock Option Agreement pursuant to the Predictive Systems, Inc.
                 1999 Stock Incentive Plan.

             (3) Predictive Systems, Inc. 1999 Stock Incentive Plan Prospectus.

             (4) Synet Service Corporation 1996 Stock Option Plan (incorporated by reference to exhibit 10.3 of Predictive Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001).

             (5) Global Integrity Corporation 1998 Stock Incentive Plan
                 (incorporated by reference to exhibit 10.4 of Predictive Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001).

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             (6) Amended and Restated Registration Rights Agreement, dated
                 December 14, 2000 (incorporated by reference to exhibit 10.7 of Predictive Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001).

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                        PREDICTIVE SYSTEMS, INC.



                                        By: /s/ ANDREW ZIMMERMAN
                                            -----------------------------------
                                            Andrew Zimmerman
                                            Chief Executive Officer

Date: September 19, 2002



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                                INDEX TO EXHIBITS


Exhibit Number        Description
--------------        -----------
    (a)(1)            Offer to Exchange Certain Outstanding Options for New
                      Options dated September 19, 2002.
    (a)(2)            Election Form.
    (a)(3)            Election Form for Individuals Subject to Tax in the
                      Netherlands.
    (a)(4)            Memorandum from Chief Executive Officer to Employees dated
                      September 19, 2002.
    (a)(5)            Notice to Withdraw from the Offer.
    (a)(6)            Predictive Systems, Inc. Annual Report on Form 10-K for
                      its fiscal year ended December 31, 2001, as amended, filed with the Securities and Exchange Commission on March 28,
                      2002, and incorporated herein by reference.
    (a)(7)            Predictive Systems, Inc. Quarterly Report on Form 10-Q for
                      the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.
    (a)(8)            Press Release dated September 19, 2002.
    (d)(1)            Predictive Systems, Inc. 1999 Stock Incentive Plan, as
                      amended (incorporated by reference to exhibit 10.1 of Registration Statement No. 333-84045 filed with the
                      Securities and Exchange Commission on July 30, 1999).
    (d)(2)            Stock Option Agreement pursuant to the Predictive Systems,
                      Inc. 1999 Stock Incentive Plan.
    (d)(3)            Predictive Systems, Inc. 1999 Stock Incentive Plan
                      Prospectus.
    (d)(4)            Synet Service Corporation 1996 Stock Option Plan
                      (incorporated by reference to exhibit 10.3 of Predictive
                      Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001).
    (d)(5)            Global Integrity Corporation 1998 Stock Incentive Plan
                      (incorporated by reference to exhibit 10.4 of Predictive
                      Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001).
    (d)(6)            Amended and Restated Registration Rights Agreement, dated
                      December 14, 2000 (incorporated by reference to exhibit
                      10.7 of Predictive Systems, Inc. Annual Report on Form
                      10-K for its fiscal year ended December 31, 2000, as amended, filed with the Securities and Exchange Commission on April 2, 2001).